Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Ortho Clinical Diagnostics Holdings plc

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G6829J107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6829J107	Schedule 13G	Page 1 of 15

1	Names of Reporting Persons The Carlyle Group Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 118,106,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 118,106,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 118,106,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 49.9%
12	Type of Reporting Person CO

CUSIP No. G6829J107	Schedule 13G	Page 2 of 15

1	Names of Reporting Persons Carlyle Holdings II GP L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 118,106,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 118,106,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 118,106,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 49.9%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. G6829J107	Schedule 13G	Page 3 of 15

1	Names of Reporting Persons Carlyle Holdings II L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 118,106,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 118,106,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 118,106,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 49.9%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. G6829J107	Schedule 13G	Page 4 of 15

1	Names of Reporting Persons CG Subsidiary Holdings L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 118,106,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 118,106,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 118,106,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 49.9%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. G6829J107	Schedule 13G	Page 5 of 15

1	Names of Reporting Persons TC Group Cayman Investment Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 118,106,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 118,106,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 118,106,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 49.9%
12	Type of Reporting Person PN

CUSIP No. G6829J107	Schedule 13G	Page 6 of 15

1	Names of Reporting Persons TC Group Cayman Investment Holdings Sub L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 118,106,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 118,106,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 118,106,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 49.9%
12	Type of Reporting Person PN

CUSIP No. G6829J107	Schedule 13G	Page 7 of 15

1	Names of Reporting Persons TC Group VI Cayman, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 118,106,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 118,106,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 118,106,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 49.9%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. G6829J107	Schedule 13G	Page 8 of 15

1	Names of Reporting Persons TC Group VI Cayman, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 118,106,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 118,106,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 118,106,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 49.9%
12	Type of Reporting Person PN

CUSIP No. G6829J107	Schedule 13G	Page 9 of 15

1	Names of Reporting Persons Carlyle Partners VI Cayman Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 118,106,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 118,106,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 118,106,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 49.9%
12	Type of Reporting Person PN

CUSIP No. G6829J107	Schedule 13G	Page 10 of 15

ITEM 1.	(a) Name of Issuer:

Ortho Clinical Diagnostics Holdings plc (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices:

1001 Route 202 Raritan, New Jersey 08869

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

The Carlyle Group Inc.

Carlyle Holdings II GP L.L.C.

Carlyle Holdings II L.L.C.

CG Subsidiary Holdings L.L.C.

TC Group Cayman Investment Holdings, L.P.

TC Group Cayman Investment Holdings Sub L.P.

TC Group VI Cayman, L.L.C.

TC Group VI Cayman, L.P.

Carlyle Partners VI Cayman Holdings, L.P.

(b) Address or Principal Business Office:

The principal business address of each of TC Group Cayman Investment Holdings, L.P., TC Group Cayman Investment Holdings Sub L.P., TC Group VI Cayman, L.P. and Carlyle Partners VI Cayman Holdings, L.P. is c/o Walkers, 190 Elgin Avenue, George Town, Grand Cayman KY1-9001. The principal business address of each of each of the other reporting persons is c/o The Carlyle Group, 1001 Pennsylvania Ave., NW, Suite 220, Washington, DC 20004-2505.

(c) Citizenship of each Reporting Person is:

Each of TC Group Cayman Investment Holdings, L.P., TC Group Cayman Investment Holdings Sub L.P., TC Group VI Cayman, L.P. and Carlyle Partners VI Cayman Holdings, L.P. is organized under the laws of the Cayman Islands. Each of the other Reporting Persons is organized under the laws of the State of Delaware.

(d) Title of Class of Securities:

Ordinary shares, $0.00001 par value (“Ordinary Shares”).

CUSIP No. G6829J107	Schedule 13G	Page 11 of 15

(e) CUSIP Number:

G6829J107

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Ordinary Shares as of December 31, 2021, based upon 236,889,470 ordinary shares outstanding as of October 29, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2021.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
The Carlyle Group Inc.	118,106,000	49.9%	0	118,106,000	0	118,106,000
Carlyle Holdings II GP L.L.C.	118,106,000	49.9%	0	118,106,000	0	118,106,000
Carlyle Holdings II L.L.C.	118,106,000	49.9%	0	118,106,000	0	118,106,000
CG Subsidiary Holdings L.L.C.	118,106,000	49.9%	0	118,106,000	0	118,106,000
TC Group Cayman Investment Holdings, L.P.	118,106,000	49.9%	0	118,106,000	0	118,106,000
TC Group Cayman Investment Holdings Sub L.P.	118,106,000	49.9%	0	118,106,000	0	118,106,000
TC Group VI Cayman, L.L.C.	118,106,000	49.9%	0	118,106,000	0	118,106,000
TC Group VI Cayman, L.P.	118,106,000	49.9%	0	118,106,000	0	118,106,000
Carlyle Partners VI Cayman Holdings, L.P.	118,106,000	49.9%	0	118,106,000	0	118,106,000

Reflects ordinary shares held of record by Carlyle Partners VI Cayman Holdings, L.P. The Carlyle Group Inc., a publicly traded company listed on Nasdaq, is the sole member of Carlyle Holdings II GP L.L.C., which is the managing member of Carlyle Holdings II L.L.C., which, with respect to the securities reported herein, is the managing member of CG Subsidiary Holdings L.L.C., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P., which is the sole member of TC Group VI Cayman, L.L.C., which is the general partner of TC Group VI Cayman, L.P., which is the general partner of Carlyle Partners VI Cayman Holdings, L.P. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by Carlyle Partners VI Cayman Holdings, L.P. Each of them disclaims beneficial ownership of such securities.

CUSIP No. G6829J107	Schedule 13G	Page 12 of 15

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. G6829J107	Schedule 13G	Page 13 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

The Carlyle Group Inc.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

Carlyle Holdings II GP L.L.C.
By: The Carlyle Group Inc., its sole member

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

Carlyle Holdings II L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director

CG Subsidiary Holdings L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director

TC Group Cayman Investment Holdings, L.P.
By: CG Subsidiary Holdings L.L.C., its general partner

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director

CUSIP No. G6829J107	Schedule 13G	Page 14 of 15

TC Group Cayman Investment Holdings Sub L.P.
By: TC Group Cayman Investment Holdings, L.P., its general partner
By: CG Subsidiary Holdings L.L.C., its general partner

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director

TC Group VI Cayman, L.L.C.

By:	/s/Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

TC Group VI Cayman, L.P.
By: TC Group VI Cayman, L.L.C., its general partner

By:	/s/Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

Carlyle Partners VI Cayman Holdings, L.P.
By: TC Group VI Cayman, L.P., its general partner
By: TC Group VI Cayman, L.L.C., its general partner

By:	/s/Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

CUSIP No. G6829J107	Schedule 13G	Page 15 of 15

LIST OF EXHIBITS

Exhibit No.	Description

24	Power of Attorney

99	Joint Filing Agreement.